Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management’s Discussion and Analysis [“MD&A”] for Novadaq® Technologies Inc. [“Novadaq” or the “Company”] should be read with the unaudited interim condensed consolidated financial statements for the three and nine month period ended September 30, 2013. The unaudited interim condensed consolidated financial statements for the three and nine months ended September 30, 2013 of Novadaq were prepared in accordance with International Financial Reporting Standards [“IFRS”] as issued by the International Accounting Standards Board [“IASB”]. The unaudited interim condensed consolidated financial statements and comparative information has been prepared in United States [“U.S.”] dollars, except where another currency has been indicated.

Forward-Looking Information

This MD&A contains certain information that may constitute forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. federal securities laws, both of which we refer to as forward-looking information. In some cases, forward-looking information can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue” or other similar expressions concerning matters that are not statements about the present or historical facts. Forward-looking information may relate to management’s future outlook and anticipated events or results, and may include statements or information regarding the future financial position, business strategy and strategic goals, research and development activities, projected costs and capital expenditures, financial results, research and clinical testing outcomes, taxes and plans and objectives of, or involving, Novadaq®. Without limitation, information regarding future sales and marketing activities, SPY®, SPY Elite®, PINPOINT®, Firefly™ and LUNA™ Imaging System sales, placements and utilization rates, reimbursement for SPY, SPY Elite, PINPOINT, Firefly and LUNA procedures, future revenues arising from the sales of the Company’s products, the sales and marketing arrangements with LifeCell™ Corporation, the license and supply agreements with Intuitive Surgical®, Inc., the distribution agreement with MAQUET Cardiovascular and future potential partnerships, research and development activities, the Company’s plans to seek further regulatory clearances for additional indications, as well as the Company’s plans for development of a surgical lymph node and tumor margin scintigraphy imaging system is forward-looking information.

Forward-looking information is based on certain factors and assumptions regarding, among other things, market acceptance and the rate of market penetration of Novadaq’s products, the success of Novadaq’s partnerships, the effect of reimbursement codes for procedures involving use of the SPY, SPY Elite, LUNA and Firefly Imaging System and/or PINPOINT Endoscopic Fluorescence Imaging System and the clinical results of the use of SPY, SPY Elite, Firefly, LUNA and/or PINPOINT Imaging Systems or the CO2 Heart Laser™ System for Transmyocardial Revascularization. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what we currently expect. These factors include: risks relating to the transition from research and development activities to commercial activities; market acceptance and adoption of the Company’s products; the risk that a recently implemented reimbursement code will not affect acceptance or usage of SPY imaging technology systems; risks related to third-party contractual performance; dependence on key suppliers for components of the Company’s products;

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regulatory and clinical risks; risks relating to the protection of intellectual property; risks inherent in the conduct of research and development activities, including the risk of unfavorable or inconclusive clinical trial outcomes; potential product liability, competition and the risks posed by potential technological advances; and, risks relating to fluctuations in the exchange rate between the U.S. and the Canadian dollar. We have included important factors in the cautionary statements included in the Company’s MD&A and Annual Information Form [“AIF”] for the year ending December 31, 2012, particularly in the section entitled “Risk and Uncertainties.” We believe that these factors could cause actual results or events to differ materially from the forward-looking statements that we make. A detailed list of the risks and uncertainties affecting the Company can be found in the MD&A filed on Sedar and EDGAR, under caption 6-K, on February 8, 2013 and the AIF filed on Sedar and EDGAR, under the caption 40-F on March 19, 2013. Prospective investors should give careful consideration to such risks and uncertainties.

Undue importance should not be placed on forward-looking information, nor should reliance be placed upon this information as of any other date. Unless required by law, Novadaq does not undertake to update this information at any particular time. Unless otherwise indicated, this MD&A was prepared by management from information available through October 21, 2013.

Overview and Third Quarter Events

Novadaq primarily develops, manufactures and markets real-time fluorescence imaging products that are designed for use by surgeons in the operating room and other clinical settings where open, minimally invasive or interventional surgical procedures are performed. The Company was founded in 2000, and initially listed on the TSX under the trading symbol NDQ in June 2005. Additionally, in March 2012, Novadaq listed on the NASDAQ Global Market under the trading symbol NVDQ.

The Company’s SPY Imaging core technology platform provides clinically relevant anatomic and physiologic images of blood flow in vessels and micro-vessels during a wide variety of complex surgical procedures performed in the operating room and outpatient surgery center without exposing the patient or the surgery staff to radiation. The SPY technology platform is flexible and can be used to develop unique imaging devices specifically designed to meet the needs of different surgeons and the specialty procedures they perform. SPY images enable surgeons treating life-threatening illnesses, such as breast, head and neck, colon, kidney and other cancers, complex hernias, diabetes and certain cardiovascular diseases, to effectively visualize blood flow in vessels, co-joined vessels and micro-vessels and to visually assess the quality of blood perfusion in tissue such as skin and organs. The ability to assess blood flow and tissue perfusion in real-time enables surgeons to repair or remove tissue that could, otherwise, lead to post-operative complications which in turn increase overall treatment costs if not addressed during the surgical procedure.

More than 80 peer-reviewed publications report experiences using SPY Imaging technologies in a variety of surgical procedures including open, robotic and endoscopic surgeries, as well as wound care. Published literature supports the use of SPY Imaging which enables surgeons to make more informed decisions that lead to fewer post-operative complications which, in turn, helps reduce hospital costs. The SPY, SPY Elite and LUNA Imaging System are 510(k) cleared by the U.S. Food and Drug Administration [“FDA”] and indicated for use in a variety of surgical applications including coronary artery bypass graft surgery, cardiovascular surgery, plastic, reconstructive and micro-surgery, organ transplant, gastrointestinal surgery, wound care and vascular surgery. The SPY and SPY Elite Systems are also Conformité Européenne [“CE Marked”] for sale in Europe, are licensed by Health Canada, and have regulatory authority approval for sale in Japan and certain other markets outside of the United States. The Company also markets the SPY Analysis Toolkit [“SPY-Q”], companion post-processing software designed to allow surgeons to enhance and apply objective analysis tools to SPY, SPY Elite and LUNA images. SPY-Q is also 510(k) cleared by the FDA. The PINPOINT Endoscopic Fluorescence

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Imaging System [“PINPOINT”] is FDA 510(k) cleared for use in minimally invasive surgical procedures. PINPOINT combines the capabilities of SPY imaging with state-of-the-art high definition [“HD”] visible light visualization offered by conventional endoscopes, providing surgeons with better visualization of important information related to anatomic structures and micro-perfusion during complex minimally invasive procedures.

In addition to marketing SPY Imaging technology products, Novadaq acquired and now manufactures and markets the FDA Premarket Approval [“PMA”] approved CO2 Heart Laser™ System [“TMR Laser System”] for Transmyocardial Revascularization [“TMR”]. TMR is a procedure aimed at improving blood flow to areas of the heart that cannot be successfully treated by alternative standard revascularization techniques and is often performed adjunctively with coronary artery bypass graft [“CABG”] surgery.

Novadaq’s intellectual property consists of 51 patent families representing 120 granted or allowed patents and 95 pending applications in various stages of review and prosecution. During the third quarter of 2013, the Company acquired from Digirad Corporation, 5 patent applications related to the surgical scintigraphy imaging technology, and was granted license to 13 issued patents for exclusive use in the perioperative field. Also during the third quarter, Novadaq acquired intellectual property related to the Indocyanine Green [“ICG”] surgical marker from TauTona Group, intellectual property related to sentinel lymph node localization and determination of nerve location from the University of Rochester, and intellectual property related to loading of erythrocytes with fluorescent dye from a Maryland based investigator.

The majority of Novadaq’s current revenues come from alliances formed with leading companies in relevant markets where SPY Imaging and the SPY technology platform have demonstrated improved clinical outcomes in open and robotic surgery applications. Surgeons performing imaging procedures using SPY technologies are currently reimbursed through the use of existing Current Procedural Terminology [“CPT”] codes. Facilities where procedures are performed using SPY technology in the outpatient environment are reimbursed through the use of Ambulatory Payment Classification [“APC”] codes. During the third quarter of 2013, Novadaq shipped 160 SPY technology systems.139 systems were shipped to hospitals, and the installed base of SPY technology increased to more than 1,100 systems. Novadaq estimates that SPY imaging was used in 16% of breast reconstruction surgeries in the United States exiting the quarter. Concurrent with the performance of Novadaq’s partnered commercial businesses, the Company continued to build a direct sales and marketing team for PINPOINT and LUNA. In August 2013, Novadaq acquired the surgical scintigraphy imaging technology which is being developed for perioperative imaging of sentinel lymph nodes and tumor margins. The assets, acquired from Digirad Corporation [“Digirad”], included product inventories, intellectual property, clinical records and all documentation related to the design, and manufacture of the product.

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Discussion of Year to Date Results

The following table sets forth comparative data, selected balance sheet data and information regarding Novadaq’s revenues, loss from operations and other information for the periods presented and should be read in conjunction with the unaudited interim condensed consolidated financial statements for the three and nine months periods ending September 30, 2013, September 30, 2012, and September 30, 2011 and related notes.

	Nine months ended September
	2013	2012	2011
	$000’s	$000’s	$000’s
			[restated]
Revenues

Product sales	21,376	13,267	8,521
Royalty revenue	1,273	1,304	279
Partnership fee revenue	975	975	600
Service revenue	648	597	897

Total revenues	24,272	16,143	10,297
Cost of sales	8,929	6,256	4,562

Gross profit	15,343	9,887	5,735
Gross profit percentage	63%	61%	56%
Operating expenses
Selling and distribution expenses	9,197	3,569	4,028
Research and development expenses	5,692	4,318	3,425

Administrative expenses	4,368	4,972	3,356
Write-down of equipment	26	—	314
Write-down of inventory	31	58	15

Total operating expenses	19,314	12,917	11,138

Loss from operations before the following	(3,971)	(3,030)	(5,403)
Interest expense	(169)	(206)	(211)
Imputed interest expense	(11)	(321)	(297)
Finance income	67	41	13
Warrant revaluation adjustment	(15,460)	(11,947)	(2,277)
Gain on investment	25	25	25

Loss from operations before income taxes	(19,519)	(15,438)	(8,150)

Income tax expense	(68)	—	—

Net loss and comprehensive loss for the period	(19,587)	(15,438)	(8,150)

Basic loss and comprehensive loss per share for the period	(0.43)	(0.41)	(0.26)

Diluted loss and comprehensive loss per share for the period	(0.43)	(0.41)	(0.26)

Revenues of $24,272,000 exceeded the comparative period revenues by $8,129,000, which represents an increase of 50%. SPY product revenues increased by $8,121,000 and TMR product revenue and services remained at the previous year level. Royalties were slightly lower due to shipments by our partner.

Gross profit of $15,343,000 exceeded the comparative period gross profit by $5,456,000. The gross profit increase is due to our SPY product sales growth from our agreements with both LifeCell and Intuitive Surgical, and increased direct sales of LUNA and PINPOINT capital equipment.

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Selling and distribution expenses of $9,197,000 were $5,628,000 higher than last year due to the build-up of our direct sales and marketing team and promotional expense in support of our PINPOINT and LUNA programs.

Research and development expenses of $5,692,000 were $1,374,000 higher than the same period last year. Increases in expenses were mainly comprised of salaries and benefits in the amount of $580,000, to support expanded operations; non-cash stock option expense in the amount of $137,000; patent and trademark expense in the amount of $202,000, to secure new and existing patents; product design expense, in the amount of $498,000, for continued PINPOINT and other product development; higher amortization expenses in the amount of $363,000, due to increase assets utilized in clinical trials and higher intangible amortization due to the Digirad and TauTona marker asset purchases. Offsetting these costs were a reduction in allocated occupancy, expenses in the amount of $141,000, as operations increased their allocated usage of the premises; decreased clinical trial disbursements in the amount of $231,000. All other expenses combined for a net decrease in the amount of $34,000.

Administration expenses of $4,368,000 were $604,000 lower than the same period last year. The decrease of $604,000 comprises a reduction of professional fees and expenses associated with the 2012 NASDAQ listing in the amount of $638,000, a reduction in amortization of intangibles in the amount of $601,000 as the PLC manufacturing license is fully amortized. Offsetting were increased expenses comprised of salaries and benefit costs in the amount of $222,000, due to new hires and salary increases; increased non-cash stock option costs, in the amount of $216,000, due to new grants at a higher fair value; and increased insurance expense, in the amount of $179,000. Other expenses were reduced by $18,000.

Inventory write-down of $31,000 was for obsolete parts.

Equipment write-down of $26,000 was for equipment returned from clinical trials.

Combined interest expense and non-cash imputed interest expense of $180,000 is $347,000 less than the same period last year due to the debentures being converted in accordance to the terms of the indenture agreement.

Finance income of $67,000 increased by $26,000 due to the on-hand cash balances from the April 2012 and April 2013 equity offerings.

Warrant revaluation non-cash expense of $15,460,000 exceeded the previous year expense of $11,947,000 due to the incremental increase in the market share price offset by a slight reduction of expenses for warrants exercised. At September 30, 2013, the share price closed at $16.58 an increase from $8.88 as at December 31, 2012 and for the same time period last year the share price was $10.34 at September 30, 2012, an increase from $4.91 as at December 31, 2011.

Income tax expense of $68,000 is the accumulated estimated alternative minimum tax for the Company’s subsidiary.

Net loss of $19,587,000 increased from a net loss of $15,438,000 for the same period last year. The increase in net loss of $4,149,000 comprises an increase in the non-cash warrant revaluation adjustment, in the amount of $3,513,000 due to an increase in the Company’s share price and an increase in operating expenses in the amount of $6,397,000. Offsetting was an increase in gross profit in the amount of $5,456,000 resulting from an increase in revenue from our partnership agreements and a reduction in both imputed and cash paid interest expense in the amount of $347,000 as debt converted to shares. Taxes, gain on investments and finance income netted a combined increase to net loss by $42,000.

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Summary of Quarterly Results

The following table sets forth information regarding Novadaq’s revenues, (loss) income from operations and other information for the periods presented and should be read in conjunction with the corresponding unaudited interim condensed consolidated financial statements and related notes.

	Q4 2011 $000’s	Q1 2012 $000’s	Q2 2012 $000’s	Q3 2012 $000’s	Q4 2012 $000’s	Q1 2013 $000’s	Q2 2013 $000’s	Q3 2013 $000’s

Revenues
Product sales	4,405	3,654	4,512	5,101	5,770	6,299	7,076	8,000

Royalty revenue	116	608	346	350	546	441	468	365
Partnership fee revenue	242	325	325	325	325	325	325	325
Service revenue	232	180	209	208	205	213	229	206

Total revenues	4,995	4,767	5,392	5,984	6,846	7,278	8,098	8,896
Cost of sales	2,071	2,045	2,088	2,123	2,281	2,732	3,043	3,154

Gross profit	2,924	2,722	3,304	3,861	4,565	4,546	5,055	5,742
Gross profit percentage	59%	57%	61%	65%	67%	63%	62%	65%
Operating expenses
Selling and distribution expenses	1,347	1,063	1,217	1,289	1,357	2,348	3,513	3,337
Research and development expenses	1,186	1,162	1,378	1,778	1,640	1,487	2,046	2,159
Administrative expenses	1,195	1,471	1,638	1,863	1,602	1,361	1,742	1,264
Write-down of equipment	—	—	—	—	—	—	—	26
Write-down of inventory	—	—	—	58	—	—	31	—

Total operating expenses	3,728	3,696	4,233	4,988	4,599	5,196	7,332	6,786

Loss from operations before the following	(804)	(974)	(929)	(1,127)	(34)	(650)	(2,277)	(1,044)
Interest expense	(70)	(69)	(69)	(68)	(68)	(63)	(3)	(3)
Imputed interest expense	(101)	(104)	(106)	(111)	(112)	(108)	(2)	—
Finance income	1	1	14	26	20	15	18	34
Warrant revaluation adjustment	(1,029)	(3,598)	(311)	(8,038)	3,389	(2,106)	(7,473)	(5,881)
Gain on investment	—	—	—	25	—	—	25	—

(Loss) income from operations before income taxes	(2,003)	(4,744)	(1,401)	(9,293)	3,195	(2,912)	(9,712)	(6,894)

Income tax expense	—	—	—	—	(101)	(20)	(25)	(23)

Net (loss) income and comprehensive (loss) income for the period	(2,003)	(4,744)	(1,401)	(9,293)	3,094	(2,932)	(9,737)	(6,917)

Basic (loss) income and comprehensive (loss) income per share for the period	(0.05)	(0.15)	(0.04)	(0.23)	0.08	(0.07)	(0.21)	(0.14)

Diluted loss and comprehensive loss per share for the period	(0.05)	(0.15)	(0.04)	(0.23)	(0.00)	(0.07)	(0.21)	(0.14)

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Discussion of Quarterly Results

Q3-2013 revenues of $8,896,000 exceeded Q3-2012 revenues by $2,912,000, a 49% increase. SPY product sales increased by $3,101,000, due to a 23% increase in SPY recurring sales and a 119% increase in capital equipment sales. TMR product sales and service decreased $204,000 mainly due to capital laser sales. Royalty revenue increased in the amount of $15,000 in comparison to the same period last year due to increased unit sales by our partner. In comparison to Q2-2013, revenues increased in the amount of $798,000 due to $705,000 increase in SPY products, an increase in the amount of $114,000 in TMR products, offset by a decrease in TMR service and a decrease in royalty revenue.

Gross profit of $5,742,000 in Q3-2013 increased from $3,861,000 for the same period last year due to increased sales from alliances with our partners as well as direct sales of PINPOINT and LUNA products. In comparison to Q2-2013, gross profit is higher by $687,000 mainly due to increased SPY product sales and margins offset by reduced royalties.

Selling and distribution expenses of $3,337,000 for Q3-2013 were $2,048,000 higher than Q3-2012 as the Company continued to hire direct sales force personnel and increase promotional spending to support our PINPOINT and LUNA sales program. In comparison to Q2-2013 expenses decreased by $176,000 due to reduced promotional expenses.

Research and development expenses of $2,159,000 in Q3-2013 were $381,000 higher than Q3-2012 expenses of $1,778,000 due to higher salaries and fringes in the amount of $148,000, to support expanded operations; higher non-cash stock option expense in the amount of $76,000, due to new grants at an increased fair value; higher patents and trademarks expenses in the amount of $136,000, to secure new and existing patents; higher amortization expense in the amount of $165,000, for depreciation on equipment utilized in clinical trials and increased amortization for the acquisition of Digirad, TauTona and other patents and higher PINPOINT product design costs in the amount of $77,000. Offsetting were decreases in expenses for clinical trials in the amount of $153,000 and allocated occupancy expenses of $51,000. Various other costs decreased by $17,000. In comparison to Q2-2013, research and development expenses were $113,000 higher due to increased clinical trial expense in the amount of $57,000, travel expenses in the amount of $48,000, and amortizations in the amount of $75,000 while expense decreases comprised salaries and benefits in the amount of $38,000; product design in the amount of $43,000. All other expenses increased by $14,000.

Administrative expenses of $1,264,000 in Q3-2013 were $599,000 lower than Q3-2012 expenses. The decrease in expenses mainly related to mainly $521,000 reduction of professional legal fees and a $233,000 reduction in amortization costs due to PLC being fully amortized. Offsetting were insurance premiums in the amount of $57,000 due to increase coverage and higher investor relation fees in the amount of $35,000. Various other expenses combined for a decrease of $63,000. In comparison to Q2-2013 expenses are lower by $478,000 due to lower professional fees in the amount of $317,000 resulting from lower legal disbursements related to Digirad and TauTona and a refund from a settlement on the Edwards claim. Non-cash stock option costs were lower in the amount of $182,000 due to a tranche of stock options granted in 2012 becoming partially vested and various other expenses combined for a decrease of $21,000.

Inventory write-down was $58,000 less than Q3-2012 due to an inventory write-down in 2012 for obsolescence.

Interest expense and imputed interest expense of $3,000 for Q3-2013 was less than Q3-2012 expenses of $179,000 as convertible debt was fully converted. In comparison to Q2-2013 imputed interest expense decreased by $2,000 since remaining management members converted their debt.

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Finance income of $34,000 is higher than income of $26,000 in Q3-2012 and also higher than income of $18,000 in Q2-2013 due to increased cash on hand from the equity offering in Q2-2013.

Q3-2013 warrant revaluation expense of $5,881,000 was lower than Q3-2012 warrant revaluation expense of $8,038,000 due to a lower quarterly increase in the Company’s share price. For Q3-2013 the share price increase was $3.12, compared to $3.54 increase for Q3-2012. In comparison to Q2-2013 warrant revaluation expense was $1,592,000 lower as the Q3-2013 increase of $3.12 in share price was lower than Q2-2013 increase of $3.55.

Income tax expense of $23,000 compared to nil in Q3-2012 and $25,000 Q2-2013 as the U.S. operations are profitable in all quarters.

Net loss of $6,917,000 in Q3-2013 was $2,376,000 lower than the net loss of $9,293,000 in Q3-2012 due to higher gross profit by $1,881,000; lower non-cash warrant revaluation expense by $2,157,000 and lower interest and imputed interest expense by $176,000. Operating expenses were higher $1,798,000 and taxes, finance income and investment gains also reduced income by $40,000. In comparison to Q2-2013, net loss decreased by $2,820,000 due to higher gross profit by $687,000; lower operating expenses by $546,000; lower non-cash warrant revaluation expense by $1,592,000; higher finance income by $16,000; lower taxes and interest expense by $4,000 offset by lower investment gains by $25,000.

Balance Sheet Data

	As at September 30 2013 $	As at September 30 2012 $	As at September 30 2011 $

Cash and cash equivalents	86,914,000	41,178,000	10,304,000
Working capital	90,515,000	41,491,000	9,712,000
Total assets	113,494,000	58,333,000	22,075,000
Total non-current liabilities	28,989,000	28,219,000	14,391,000
Total liabilities	36,079,000	34,617,000	19,652,000
Shareholders’ equity	77,415,000	23,716,000	2,423,000

Liquidity and Capital Resources

Novadaq’s principal capital needs are for funds to support scientific research and development activities, including system design and development and clinical trials, and funds to support sales and marketing activities, capital expenditures and working capital. Since inception, Novadaq has financed its cash requirements primarily through the issuances of securities and convertible debt, strategic alliances, licensing and development fees, investment tax credits and government funding and interest income. The Company has a history of continuing losses and has an accumulated deficit. Revenues will need to continue to increase over a sustained period. The Company will also require funding from outside sources which may include working capital financing, funds from strategic alliances or equity placements to realize its plans. However, there can be no assurance that Novadaq will be successful in securing its financing on terms favorable to the Company or at all.

Public Offerings

On May 7, 2013 Novadaq announced the closing of its public offering of 4,485,000 common shares, on a bought deal basis, at a price to the public of $12.90 per common share. Gross proceeds from the offering were approximately $57,857,000 resulting in cash proceeds of $54,675,000, net of transaction costs.

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On April 9, 2012, Novadaq announced that it had completed the closing of its public offering of 7,015,000 common shares at a price $5.75 per share. Gross proceeds from the offering were approximately $40,340,000 resulting in cash proceeds of $36,947,000, net of transaction costs.

As at September 30, 2013, the Company had cash and cash equivalents of $86,914,000 to support its 2013 cash requirements. In addition to the current cash holdings of $86,914,000 the Company has existing loan availability of $2,500,000. Based on the cash on hand as at the date of this report, the capacity to borrow funds and the sales and margins the Company anticipates to generate from operations in the upcoming 12 months, the Company expects to have adequate resources to meet its forecasted cash requirements for the period ending September 30, 2014. In meeting the daily cash requirements, the Company invests its cash and cash equivalents in daily interest accounts at the Company’s chartered bank in Canada.

Revolver Loan

On August 26, 2011, the Company executed a revolving credit agreement with a Canadian chartered bank entitling the Company to borrow to a maximum limit of $2,500,000, subject to a borrowing base formula, certain financial covenants and reporting requirements. The credit facility is secured by a General Security Agreement constituting a first ranking security interest in all personal property of the Company, with a conventional rate of interest. Since its inception and as at September 30, 2013, the Company has not utilized the credit facility.

Private Placement

On March 24, 2011, the Company closed a private placement of $14,280,000, net of transaction costs of $998,000, in exchange for 4,731,864 units at a price of CDN $3.17 per unit. Each unit consists of one common share and 0.45 of a warrant. Each warrant has a five year term and is exercisable for one common share at an exercise price of CDN $3.18.

Sales Distribution Alliance Agreements

On November 29, 2011, the Company and LifeCell Corporation; LifeCell Medical Resources Limited [“LifeCell MR”]; KCI USA, Inc; KCI Medical Resources Ltd [“KCI MR”] signed exclusive multi-year marketing and sales distribution alliance agreements for the commercialization of Novadaq’s SPY imaging system for additional surgical and wound care applications in North American and certain other markets. As part of the agreements, Novadaq received $3,000,000 on December 1, 2011 from LifeCell. There were no further contract payments received in 2012 or 2013. On March 12, 2013, Novadaq and KCI mutually agreed to terminate the two agreements signed with KCI, the parent company, on November 29, 2011 while the two agreements signed with LifeCell on November 29, 2011 remained materially intact. Under terms of the termination agreements, Novadaq and KCI provided each other with full mutual releases from the Distribution Agreements, except for provisions relating to confidentiality. Neither party will compensate the other in connection with the termination. The termination of the KCI agreements did not affect the deferred license revenue as the funds received related to agreements entered into with LifeCell in September 2010 and November 2011.

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Contractual Obligations

The Company’s long-term contractual obligations are as follows:

	0-1 year $	2-5 years $	After 5 years $
Operating leases	425,000	367,000	—

The long-term operating lease commitments are for premises located in: Mississauga, ON; Taunton, MA and Richmond, BC.

Critical Accounting Estimates & Significant Accounting Policies

There were no significant changes in our accounting policies and critical accounting estimates for the nine months period ended September 30, 2013. We describe our significant accounting policies and critical accounting estimates in Note 3 to the audited consolidated financial statements and MD&A for the year ended December 31, 2012.

New standards, interpretations and amendments adopted by the Company

The accounting policies adopted in the preparation of these interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual financial statements for the year ended December 31, 2012, except as noted below.

[a] IFRS 10 - Consolidated Financial Statements, IFRS 11 - Joint Arrangements, IFRS 12 - Disclosure of Interests in Other Entities and amendments to IAS 27 - Separate Financial Statements and IAS 28 - Investments in Associates

The adoption of these standards and amendments had no impact on the financial statements of the Company.

[b] IFRS 13 - Fair Value Measurement

IFRS 13 defines fair value and provides guidance for measuring fair value and identifies the required disclosures pertaining to fair value measurement. The application of IFRS 13 has not materially impacted the fair value measurements applied by the Company.

[c] IAS 1 - Presentation of Financial Statements

The amendments enhance the presentation of other comprehensive income (“OCI”) in the financial statements, primarily by requiring the components of OCI to be presented separately for items that may be reclassified to the statement of earnings from those that remain in equity. The amendment affected presentation only and had no impact on the Company’s financial position or performance.

Accounting Standards Issued But Not Yet Applied

Certain new standards, interpretations, amendments and improvements to existing standards were issued by the IASB or IFRS Interpretations Committee (IFRIC) that are mandatory for fiscal periods beginning January 1, 2015 or later. The standards are described in the Company’s Annual Consolidated Financial Statements for the year ended December 31, 2012 and there have not been any additional standards applicable to the Company issued since except as noted below. In May 2013, the IASB issued

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amendments to IAS 36 Impairment of Assets. These narrow-scope amendments to IAS 36 address the disclosure of information about the recoverable amount of impaired assets it that amount is based on fair value less costs of disposal. The amendments are to be applied retrospectively for annual periods beginning on or after January 1, 2014. Earlier application is permitted for periods when the entity has already applied IFRS 13.

Financial Instruments and Other Instruments

Fair value is the estimated amount that the Company would pay or receive to dispose of the financial instrument contracts in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act. The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices, without any deduction for transaction costs.

For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques that are recognized by market participants. Such techniques may include using recent arm’s length market transactions, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis or other valuation models.

The Company’s financial instruments are comprised of the following as at September 30, 2013: cash and cash equivalents of $86,914,000 accounts receivable of $5,870,000; accounts payable and accrued liabilities and provisions of $4,856,000; shareholder warrants of $26,511,000 and, repayable government assistance of $67,000. The Company invested its cash and cash equivalents in daily interest savings accounts. Accounts receivable of $5,870,000 (net of $232,000 bad debts reserves), based in the United States and Canada, are subject to minimal credit risk based on the nature of our customers. The receivables are being carried at amortized cost. Accounts payable and accrued liabilities and provisions of $4,856,000 are carried at amortized cost, and are comprised of short-term obligations owing to suppliers relative to the Company’s operations. The shareholder warrants are re-valued quarterly utilizing the Black-Scholes model to determine fair value. The repayable government assistance comprises of an Industrial Research and Assistance Program loan, received from the National Research Council, with principal repayment terms over 30 months, commenced in August 2011.

Risks and Uncertainties

The results of operations and financial condition of the Company are subject to a number of risks and uncertainties, and are affected by a number of factors outside of the control of management. For a detailed discussion regarding the relevant risks and uncertainties, see the Company’s annual MD&A and AIF for the year ended December 31, 2012. There have been no changes during the nine months period ended September 30, 2013.

Internal Control over Financial Reporting

The Chief Executive Officer and the Chief Financial Officer have designed such internal control over financial reporting, or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, rules of the Securities Act (Ontario) and the CSA as at September 30, 2013.

The Company, under the supervision of the Chief Executive Officer and Chief Financial Officer, has performed internal control self-assessments as of September 30, 2013 to evaluate the effectiveness of the Company’s internal control reporting.

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As at September 30, 2013, the Chief Executive Officer and Chief Financial Officer assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective and that there are no materials weaknesses in the Company’s internal control over financial reporting that have been identified by management.

Changes in Internal Control over Financial Reporting

There have been no material changes in the Company’s internal control over financial reporting that occurred during the quarter ended September 30, 2013 that have materially affected, or are reasonable likely to affect, the Company’s internal control over financial reporting.

Outstanding Share Data and Other Information

The Company is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares, issuable in series.

The Company is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares, issuable in series. As at the date of this MD&A, there are a total of 48,621,705 common shares, 2,868,277 stock options, and 1,955,388 shareholder warrants. The common shareholder warrants are exercisable into one share.

Additional information concerning the Company is available on both SEDAR and EDGAR, including the Company’s Annual Information Form (SEDAR) and 40-F (EDGAR) both filed on March 19, 2013.

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